

April 22, 2013

Via E-mail
Andrew Duke
President and Director
Bay Bridge Food and Produce Company
3550 South Harlan Street, Suite 284
Denver, CO 80235

>   **Re: Bay Bridge Food and Produce Company**
>   **Registration Statement on Form S-1**
>   **Filed March 28, 2013**
>   **File No. 333-187588**

Dear Mr. Duke:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your disclosure that you are a "shell company" as defined by Rule 405 of Regulation C. Please revise to disclose your status as a shell company or provide us with your analysis why you do not fit the definition of "shell company."

2. Throughout the prospectus, you express beliefs regarding the quality of your product and future performance of your power generating capability even though you have not commenced operations and are still developing your business plan. Please note that management's projections of future economic performance must have a reasonable basis. Refer to Item 10(b) of Regulation S-K.

3. Please include the disclosure required by Item 404(d) of Regulation S-K. We note, in particular, the amount due to your sole officer and director.

4. We note your plan to lease a greenhouse facility in New York. We also note that your executive offices are located in Colorado. Please revise to explain how you will operate your business from these two locations.

5. Please refer to the information in Note 1 to your financial statements regarding your four anticipated sources of revenue and your discussions with a private equity firm, Dutchess County and several consultants and advisors. Please revise your business and plan of operation sections to discuss this information in the context of the development of your business and operations.

Registration Statement cover page

6. Refer to footnote (1) to the fee table. It appears that the fee should be calculated pursuant to Rule 457(a). Please revise footnote (1) accordingly or tell us why Rule 457(o) is the appropriate basis for calculating the fee.

Summary of Our Offering, page 5

7. Please revise the disclosure accompanying "Market for the common shares" to disclose whether and when you will seek to retain an authorized market maker to attempt to develop a trading market for your common stock.

Emerging Growth Company Status, page 6

8. Refer to the last sentence on page 6. Please discuss in the summary and in the Business section the reasons why you believe business conditions will continue to be challenging. To the extent your revised disclosure suggests revisions of the risk factors are appropriate, please revise the risk factors accordingly.

Summary Information About Bay Bridge, page 7

9. The summary section should present a summary of the most material information about you. Much of the discussion under the heading "Sales channels in specialty food categories" on pages 8-9 does not appear appropriate for disclosure in the summary. Please relocate this discussion to the Business section.

Power Industry, page 9

10. Please revise the Business and Plan of Operations sections to include detailed disclosure and discussion of the power generation and sale component of your proposed business plan.

11. Please define and quantify what you believe to be average efficiency and above-average efficiency. Please also describe what power generating facilities you are comparing yourself to and briefly explain why such a comparison is appropriate and meaningful.

Additionally, please disclose the basis for your belief that you will be able to provide power at this level of efficiency given your stage of development.

12. Please quantify the amount of funding you will require and the timeframe for implementing your power generating capability. Discuss the anticipated source of funds for this component of your business plan.

13. Please discuss the economics of generating and providing power for sale. Also, disclose the basis for your belief that you will be able to generate and sell electricity "on profitable terms" or remove references to profitability.

14. Please discuss the mechanics of developing the power generating capability and describe how electricity you generate is distributed or transported to the acquiring entities. Also, discuss which party bears the costs and risks of power transportation.

Risk Factors, page 10

There is Substantial Uncertainty About the Ability of Bay Bridge, page 13

15. Please reconcile your disclosure in this risk factor that you require $1,000,000 to complete your business plan with your disclosure in the last paragraph on page 5 that you require an additional $500,000 to complete your business plan.

Since Bay Bridge Anticipates, page 14

16. So that investors may better understand the risk presented in this risk factor, please briefly describe the factors that will cause operating expenses to rise before you are able to generate revenues.

Use of Proceeds, page 18

17. You state that you intend to use all of the net proceeds to complete your business and marketing plan. To the extent the net proceeds of the offering are not sufficient to complete this plan, please disclose the amount of additional funds you will need and the sources of such other funds. We note the statement on page 23 that you estimate completing the business plan will require $250,000. Refer to Instruction 3 to Item 504 of Regulation S-K.

18. You state that you are assuming $5,000 in costs associated with the offering. On page II-1, however, you estimate the costs of the offering to be $8,700. Please reconcile the inconsistency.

Dilution of the Price You Pay For Your Shares, page 18

19. Please clarify throughout the paragraph and tabular disclosures that this is an initial public offering of your common stock, instead of a rights offering. In addition, please complete the fourth sentence by disclosing the amount of dilution per share to new stockholders.

Plan of Distribution, page 19

20. Please revise to include a complete plan of distribution. We note that prospective investors will be required to complete a subscription agreement; please discuss here the procedures for subscribing. Your revised disclosure should also discuss the terms of the offering and you should disclose in what circumstances you reserve the right to terminate the offering, other than because of the expiration of the offer period.

Business, page 21

21. Please disclose the amount of funds necessary to lease the greenhouse facility in Poughkeepsie and the amount of funds necessary to commence operations at this facility. Also, please disclose the anticipated timeframe for completion of each of these steps.

22. Please discuss the development of your "proprietary technology" and clarify whether you have completed development of this technology or whether you must complete additional developmental work.

23. Additionally, we note that you have not recognized intellectual property as an asset on your balance sheet. Please add a risk factor describing the risk that in the absence of patents or similar intellectual property protection for your proprietary technology, better-funded competitors could utilize your technology to your detriment.

24. Please remove references to Trader Joes and Whole Foods as it does not appear from your disclosure that you have entered into agreements with these two companies for the retail sale of your produce.

25. Please discuss how you intend to measure the quality of your produce. Also, given your disclosure that you have not begun growing produce in commercially viable quantities, please revise the last sentence of the second paragraph of this section to clarify this statement as aspirational.

26. Please briefly describe how you will determine that you have become the first company to create brand-name awareness for this technology. Also, please clarify whether you mean your proprietary technology or you mean controlled environment agriculture.

27. Please discuss why existing greenhouse technology results in high fixed costs and high variable costs. Also, discuss how your technology will lower each of these costs sufficiently to operate economically in comparison to conventional greenhouses.

28. In this regard, please describe how you will scale your operations and the expected timeframe for doing so. Additionally, please briefly explain how your greenhouse will overcome this obstacle. For instance, explain how you are able to avoid encroaching on prime agricultural land.

29. Please provide us with the basis for your belief that your technology gives you "a tremendous competitive advantage in generating high quality product" and tell us why this is a reasonable belief given your stage of development.

30. Please describe the scope of and results of the discussions you have had with the Dutchess County, New York, County Economic Development Commission. We note in this regard your disclosure in Note 1 to the Financial Statements on page F-7.

Government Regulation, page 22

31. Please disclose and discuss the material federal, state, and local regulations that are likely to affect your organic produce operation and your power generation and sale operation. To the extent that your revised disclosure suggests that revisions to your risk factors are appropriate, please revise those risk factors accordingly.

Plan of Operation, page 22

32. Please revise this entire section to add specificity about your business plan and the obstacles you face in implementation. In doing so, please add additional detail where possible about costs, milestones, and any additional financing needed and your plans for obtaining such additional financing such that an investor can understand your anticipated or proposed development for at least the next 12 months. Also, if any of the revised disclosure suggests that revisions to the Prospectus Summary, Risk Factors, and Use of Proceeds are necessary, please make the appropriate changes.

33. In addition, please discuss the concrete steps you have undertaken to date to develop your business and marketing plans and discuss what steps you have remaining to complete these plans.

Background of Officers and Directors, page 25

34. Please remove "successful" from the second paragraph of the biography of Andrew Duke.

35. Please be more specific about Mr. Duke's experience in food distribution, agriculture and electricity. Provide enough detail to address what level of experience he brings to the particular business and operations of this company.

36. Please also discuss Mr. Duke's business experience since 2007.

Financial Statements

Age of Financial Statements

37. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consent

38. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Exhibit 99.1

39. The subscription agreement includes provisions that do not appear relevant or appropriate for a public registered offering of securities. We note, for example, references to exemptions from registration under the Securities Act. Please revise accordingly. Alternatively, if you intend to limit the offering to accredited investors or include minimum suitability conditions, revise the Plan of Distribution and summary sections to disclose these material terms of the offering.

40. In this regard, please remove inappropriate representations and warranties from the revised subscription agreement. We note by way of example the inappropriate representations and warranties in paragraphs 4(b), 4(e), 4(n), and 4(q).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief